British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	February 28, 2003	03/04/29

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	03/04/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	03/04/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2003

(UNAUDITED)

(PREPARED BY MANAGEMENT)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
AS AT FEBRUARY 28, 2003
( Unaudited - Prepared by Management)
ASSETS

	Nine Months	Nine Months	Year Ended
	February 28,	February 28,	May 31,
	2003	2002	2002
Current Assets:	$	$	$
Cash	-	1,819	-
Prepaids, accounts and accrued receivables	33,597	27,267	33,068
Advances to related companies (Note 3)	11,959	-	1
	45,556	29,086	33,069
Investments (Note 4)	4,026	4,026	4,026
Office Equipment (Note 5)	4,185	5,231	4,923
Oil and Gas Well Interests (Note 6)	-	83	-
Mineral Property Interests (Note 7)	172,698	156,698	156,698
Deferred Expenditures:
Exploration and development (Note 7)	1,661,695	1,615,165	1,629,429
Incorporation	-	1,379	1,379
	1,661,695	1,616,544	1,630,808
	1,888,160	1,811,668	1,829,524

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Cheques issued in excess of funds on deposit	12,184	-	6,840
Accounts payable and accrued liabilities	532,824	498,863	513,265
Estimated liability for income and capital taxes (Note 8)	813	862	862
Debenture payable (Note 9)	150,000	150,000	150,000
Advances from related companies (Note 10)	485,772	368,428	385,567
	1,181,593	1,018,153	1,056,534
Contingencies and Commitments: (Note 11)
Share Capital: (Note 12)
Issued	6,221,302	6,020,427	6,020,427
Subscriptions Received (Note 15)	146,044	146,044	158,044
Deficit	(5,660,779)	(5,372,956)	(5,405,481)
	1,888,160	1,811,668	1,829,524

Approved by the Directors:	“John G. Robertson”	“Jennifer Lorette”
	John G. Robertson, Director	Jennifer Lorette, Director

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	February 28,	February 28,	February 28,	February 28,
	2003	2002	2003	2002
	$	$	$	$
Oil and Gas Operations:
Revenue	12,730	2,270	17,150	10,366
Expenses:
Operating expenses	7,208	764	7,208	2,351
Amortization on wells (Note 6)	-	41	-	2,944
	7,208	805	7,208	5,295
Net Income (Loss) from Oil and Gas Operations	5,522	1,465	9,942	5,071
Net Operating Income (Loss)	5,522	1,465	9,942	5,071
1,465
Other Income:
Reversal of related company bad debt write off	-	-	-	26,268
Net Income before other Expenses	5,522	1,465	9,942	31,339
Other Expenses:
Administration expenditures (Schedule A)	(119,007)	(24,931)	(265,240)	(81,174)
Net (Loss) Income for the Period	(113,485)	(23,466)	(255,298)	(49,835)
EARNINGS (LOSS) PER SHARE (Note 8)	(0.005)	(0.001)	(0.011)	(0.002)

CONSOLIDATED STATEMENT OF DEFICIT
Deficit at Beginning of Period	(5,547,294)	(5,349,490)	(5,405,481)	(5,323,121)
Add: Net (Loss) Income for the Period	(113,485)	(23,466)	(255,298)	(49,835)
Deficit at End of Period	(5,660,779)	(5,372,956)	(5,660,779)	(5,372,956)

Schedule “A”
TERYL RESOURCES CORP.
CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	February 28,	February 28,	February 28,	February 28,
	2003	2002	2003	2002
	$	$	$	$
Management, consulting and director's fees (Note 13)	31,618	7,500	69,658	22,500
Telephone and telecopier	4,102	-	19,203	2,280
Office rent and utilities (Note 13)	6,929	1,500	16,691	4,500
Audit, accounting and legal (Note 13)	282	2,551	17,555	10,889
Office, stationery and delivery	2,770	3,104	10,338	9,365
Interest on debenture (Note 9)	2,970	3,624	10,992	10,992
Publicity, promotion and investor relations	54,303	-	84,827	-
Secretarial costs	5,068	3,000	9,568	9,000
Filing fees	8,392	1,905	12,560	7,112
Bank charges and interest	568	188	1,187	536
Transfer agent fees	751	1,153	2,145	2,585
Travel and entertainment	-	-	5,409	-
Shareholder costs	2,284	-	2,284	-
Moving and incorporation cost write off	1,315	-	4,056	-
Foreign exchange loss (gain)	(2,591)	98	(1,971)	492
Amortization	246	308	738	923
Administration Expenditures for the Period	119,007	24,931	265,240	81,174

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION
AND DEVELOPMENT EXPENDITURES
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	February 28,	February 28,	February 28,	February 28,
	2003	2002	2003	2002
	$	$	$	$
West Ridge Claims (Note 7C)
Geological survey	2,417	-	4,304	500
Annual rent	-	-	9,796	-
Reports and maps	-	-	3,061	-
	2,417	-	17,161	500
Gil Venture (Note 7D)
Reports and maps	4,708	-	4,780	-
Phase II exploration	-	156	-	69,170
	4,708	156	4,780	69,170
Fish Creek Claims (Note 7B)
Reports and maps	2,409	-	2,409	-
Geological survey	5,764	-	5,764	-
	8,173	-	8,173	-
Sliverknife (Note 7A)
Work assessment	2,152	-	2,152	-
	2,152	-	2,152	-
Exploration and Development for the Period	17,450	156	32,266	69,670
Exploration and Development at Beginning of Period	1,644,245	1,615,009	1,629,429	1,545,495
Exploration and Development at End of Period	1,661,695	1,615,165	1,661,695	1,615,165

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	February 28,		February 28,
	2003	2002	2003	2002
	$	$	$	$

Operating Activities:
Revenue receipts	12,730	2,270	17,150	10,366
Change in estimated liability for capital tax	(49)	-	(49)	-
Payment of debenture interest	(15,000)	(15,000)	(15,000)	(15,000)
Reversal of bad debt written off	-	-	-	26,268
Payments to suppliers for goods and services	(236,431)	(15,936)	(248,301)	(17,645)
Cash Flows (Used) by Operating Activities	(238,750)	(28,666)	(246,200)	3,989

Financing Activities:
Share capital issued for Cash (Note 12)	184,875	-	184,875	-
Advances from (to) related parties (Notes 3 & 10)	55,012	28,760	88,247	66,603
Cash Flows from Financing Activities	239,887	28,760	273,122	66,603

Investing Activities:
Current exploration and development costs	(17,450)	(156)	(32,266)	(69,670)
Cash Flows from Investing Activities	(17,450)	(156)	(32,266)	(69,670)
Increase (Decrease) in Cash for the Period	(16,313)	(62)	(5,344)	922

Cash at Beginning of Period	4,129	1,881	(6,840)	897

Cash (Deficiency) at End of Period	(12,184)	1,819	(12,184)	1,819

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT FEBRUARY 28, 2003
(Unaudited - Prepared by Management)

1.	SIGNIFICANT ACCOUNTING POLICIES:

[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
	(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
	(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
	(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

	(i)	If property sold outright - costs written off entirely against proceeds.
	(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
	(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
	(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
	(v)	If property abandoned - costs written off entirely.

. 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At February 28, 2003
(Unaudited - Prepared by Management)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

	[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

	[i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

	[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive other than to hold 773 shares of KRS (1987) Financial Limited. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at February 28, 2003. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

		February 28,		May 31,
3.	ADVANCES TO RELATED COMPANIES:	2003	2002	2002
	Information Highway.com, Inc	409	-	-
	Linux Gold Corp. (See Note 4 )	3,609	-	-
	Reg Technologies Inc. (See Note 13 )	6,240	-	-
	International Diamond Syndicate Ltd. (See Note 4 )	1,701	-	1
		11,959	-	1

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At February 28, 2003
(Unaudited- Prepared by Management)

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’ property has no proven economic reserves, so there is little expectation of recovery. See Subsequent Events Note 14 re BHP Diamonds Inc. agreement.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 794 Cdn. at February 28,2003 and $ 935 Cdn. at May 31, 2002. In February, 2000, 59,000 shares of Linux Gold were sold for $ 248,839 resulting in a gain on disposal of $ 233,885 and in June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	February 28,		May 31,
	2003	2002	2002
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1	1
Linux Gold Corp.:
120,000 shares acquired March 4, 1986	30,500	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195	6,195
144,780	36,695	36,695	36,695
(69,900) shares sold June, 2000	(17,716)	(17,716)	(17,716)
(59,000) shares sold February , 2000	(14,954)	(14,954)	(14,954)
15,880	4,025	4,025	4,025
	4,026	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,932	34,932	34,932
	Less: Accumulated amortization	30,747	29,701	30,009
		4,185	5,231	4,923

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

	F e b r u a r y 2 8,			Feb. 28,
	2 0 0 3			2002
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	-
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	107,693	-	83
	228,937	228,937	-	83

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The property operators do not provide reserve estimates, so the Company was unable to calculate depletion, and chose amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests have been totally amortized this difference does not represent a material difference.

. 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At February 28, 2003
(Unaudited - Prepared by Management)

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl’s		February 28,	May 31,
Claim Group	Region	Interest	Ref.	2003	2002
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	16,000	-
West Ridge	Dome Creek, Alaska	100%	C	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	E	9,381	9,381
				172,698	156,698

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval (see Note 12 re issuance of these shares during the February 28, 2003 quarter). Linux will have a 5% net royalty interest until Teryl pays $ 500,000 US.

C.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Teryl, Inc. will retain a 30% vested interest and proportionately share any further expenditures after the five years. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. Subsequently Kinross Gold has terminated this agreement.

. 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At February 28, 2003
(Unaudited - Prepared by Management)

7.	MINERAL PROPERTY INTERESTS (Continued):

D.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 2001 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 189,022 ($ 126,000 US) in the May, 2000 year and up to $ 525,260 ($ 333,817 US) in the May, 2001 year and up to $69,170 ($43,340 US) in the February 28,2002. Further cash calls are expected for the 2003 year.

E.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., entered into a mineral lease agreement, effective August 1, 1989, with the Estate of Mike Stepovich for a twenty year period, on the seven Stepovich lode claims located in the Dome Creek area of the Fairbanks District of Alaska for annual royalty payments, work commitments and shares, subject to production royalties of between 4% and 13% of Net Smelter Returns. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire all of Teryl's interest in the Stepovich lease, except for a 10% Net Profit Interest for Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease, under an assignment dated May 29, 1992. In the 1992 and 1991 years, the Company wrote down its property costs and exploration and development expenditures to 10% against option proceeds received. Teryl, Inc. retains a 10% Net Profit Interest in the claims.

F.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest (subject to a 2% Net Royalty Interest to Calco) in the Amad mineral claims (2,530.85 acres), located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property in 1995 and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely ($ 307,524), since the claims are not currently being explored and have no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At February 28, 2003
(Unaudited - Prepared by Management)

7.	MINERAL PROPERTY INTERESTS (Continued):

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/01	2002	May 31/02	2003	Feb. 28/03
Silverknife	1		1		1
Fish Creek	-		-	16,000	16,000
West Ridge - optioned	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
Amad - inactive	1	(1)	-	-	-
	159,699	(1)	156,698	16,000	172,698

DEFERRED EXPLORATION AND DEVELOPMENT:
Silverknife (inactive)	-		-	2,152	2,152
Fish Creek	-		-	8,173	8,173
West Ridge - optioned	244,902	1,284	246,186	17,161	263,347
Gil Venture	1,299,592	82,650	1,382,242	4,780	1,387,022
Stepovich Lease	1,001		1,001	-	1,001
	1,545,495	83,934	1,629,429	32,266	1,661,695

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,008,243 available to reduce future taxable income until the year 2009, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,116,326 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 813 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years, the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the period, which amount to 23,428,512 shares (2002 - 23,033,238 shares).

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At February 28, 2003
(Unaudited - Prepared by Management)

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $10,122 was accrued to February 28, 2003 (February 28,2002 - $10,425). The Company paid $15,000 in accrued interest January 15, 2003.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

	Feb 28,2003	Feb. 28,2002	May 31,2002
Access Information Systems Inc.	113,267	24,979	24,715
JGR Petroleum Inc.	68,653	67,864	80,765
Linux Gold Corp.	-	265	265
Rainbow Network	49,667	43,172	43,170
Reg Technologies Inc.	-	-	4,568
Sovo Computer Centre	10,353	-	3,600
SMR Investments Ltd.	243,832	232,148	228,484
	485,772	368,428	385,567

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:
See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to attempt to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. IBK was paid $ 12,500 during the 2002 year (2001 - $ 16,000) for work and out of pocket fees. The agreement expired without any capital being raised.

In May, 2002, the Company entered into an agreement with Georgia Pacific Securities to attempt to raise up to $ 1,000,000 in equity financing and has been paid $ 4,000 as a non-refundable financing fee.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:
Common Shares - voting	No Par Value	100,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000
		105,000,000

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At February 28, 2003
(Unaudited - Prepared by Management)

12.	SHARE CAPITAL (Continued):

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, which has been completed.

Issued Share Capital - Common - consists of the following:
		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2002		18,633,174		5,062,288
Issued during February 28, 2003 period:
Private placement	A	1,500,000	0.10	150,000
Employee Stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
		1,787,500		184,875
Total Issued at February 28, 2003		20,420,674		5,247,163
FOR OTHER:
Total Issued for Other at May 31, 2002		4,400,064		958,139
Issued during February 28, 2003 period:
Fish Creek Mineral property	D	200,000	0.08	16,000
Total Issued at February 28, 2003		4,600,064		974,139
TOTAL ISSUED AT FEB. 28, 2003		25,020,738		6,221,302

A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 in the second year per common share.

B.	On December 20, 2002, J. Singh, an Employee, exercised a Stock Option for 12,500 shares at $ 0.15 per share to net the treasury $ 1,875.

C.	On January 15 and 23, 2003, two individuals exercised Private placement warrants for a total of 275,000 shares at $ 0.12 per share to net the treasury $ 33,000.

D.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At February 28, 2003
(Unaudited - Prepared by Management)

12.	SHARE CAPITAL (Continued):
Outstanding Commitments to Issue Shares:

At February 28, 2003, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Apr. 22/07
Employee’s Options	37,500	0.15	Sept. 23/07
Employee's Option	200,000	0.15	Nov. 25/07
Private Placement warrants (Note 12A)	1,250,000	0.12/0.15	Dec. 11/04
	3,062,500

On September 12, 2000, the Company granted a Director’s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. On October 11, 2000, the Company granted a Employee’s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

On September 23, 2002, the Company granted a stock options to two employees to purchase up to 50,000 common shares at a price of $ 0.15 for a five year period of which 12,500 have been exercised. On November 25, 2002, the Company granted a stock option to an employee to purchase up to 200,000 common shares at a price of $ 0.15 for a five year period.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Notes 3 and 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 22,500 during the current period (February 28,2002 - $ 22,500). See Note 7A regarding mineral properties transactions with SMR. See Note 10 re advances from SMR.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At February 28, 2003
(Unaudited - Prepared by Management)

13.	RELATED PARTY TRANSACTIONS (Continued):

The Company holds 15,880 shares (2002 -15,880 shares) of Linux Gold Corp., a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re advances to or from Linux Gold.

Administration consulting fees of $ 22,500 (February 28,2002 - $ 1,554) were paid to J. Lorette, Vice- President of the Company. Secretarial fee of $ 9,568 were paid to Monique van Oord, a director of the Company

Office rent amounting to $ 8,100 for the period ended February 28, 2003 and $ 7,200 for the year ended May 31, 2002 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

14.	OTHER:
See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On September 5, 2001, the Company’s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group’s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation.

On March 28, 2003, the Company announced it is negotiating a private placement for $ 1,500,000 at $ 0.35 per unit. Each unit will consist of one common share and one warrant to purchase one share at a price of $ 0.45 in the first year and $ 0.55 in the second year.

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company’s named changed to Teryl Gold Inc. At the date of these financial statements this had not yet been done.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at February 28, 2003.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have decided to have Teryl Resources Corp. apply for eligibility to trade on US exchanges rather than Teryl, Inc.

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7C & 7D regarding mineral claim exploration and development and option agreements.